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05009353

82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bengro Limited

*CURRENT ADDRESS

PROCESSED
JUN 30 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2706 FISCAL YEAR 3-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 6/29/05

PROFIT ANNOUNCEMENT


SEC MAIL PROCESSING
RECEIVED
JUN 27 2005
WASH., D.C. 198 SECTION

REMGRO LIMITED

Registration number 1968/006415/06
ISIN ZAE000026480 Share Code REM

3-31-05
AR/S

AUDITED CONSOLIDATED RESULTS FOR THE YEAR ENDED 31 MARCH 2005

• **INCREASE IN HEADLINE EARNINGS PER SHARE:**	**+ 7.6%**
• **INCREASE IN ORDINARY DIVIDEND PER SHARE:**	**+ 10.2%**
• **INTENTION TO DECLARE A SPECIAL DIVIDEND OF 600 CENTS PER SHARE SUBJECT TO ABSA/BARCLAYS TRANSACTION BEING IMPLEMENTED**	
• **INTRINSIC VALUE PER SHARE AT YEAR-END:**	**R120**
• **FIVE-YEAR COMPOUND GROWTH RATES:**	
- HEADLINE EARNINGS PER SHARE	**15.8% p.a.**
- ORDINARY DIVIDEND PER SHARE	**21.2% p.a.**

REMGRO LIMITED

ABRIDGED CONSOLIDATED BALANCE SHEET	2005 R'm	2004 R'm
ASSETS		
Property, plant and equipment	**3 864**	3 408
Biological agricultural assets	**94**	85
Investment properties	**24**	22
Goodwill and trade marks	**386**	54
Investments - Associated companies	**28 415**	22 737
- Other	**1 948**	1 861
Loans	**157**	49
Deferred taxation	**173**	142
Cash and cash equivalents	**2 372**	3 446
Other current assets	**2 393**	1 926
Total assets	**39 826**	33 730
EQUITY AND LIABILITIES		
Total shareholders' equity.	**34 960**	29 709
Minority interest	**2 011**	1 702
Interest-bearing loans	**316**	277
Other non-current liabilities	**722**	513
Non-interest-bearing current liabilities	**1 817**	1 529
Total equity and liabilities	**39 826**	33 730
Net asset value per share (Rand)		
- At book value	**R71.77**	R59.26
- At intrinsic value *		
- at year-end	**R119.97**	R100.36
- at 20 June 2005 (22 June 2004)	**R132.94**	R100.60

* *Unaudited*

REMGRO LIMITED

ABRIDGED CONSOLIDATED INCOME STATEMENT	2005 R'm	2004 R'm
Revenue of the Company and its subsidiaries	**12 823**	11 763
Consolidated profit before taking into account the following	**1 696**	1 571
Depreciation	**(267)**	(240)
Finance costs	**(54)**	(39)
Impairment and amortisation of goodwill	**(3)**	(186)
Net reversal of impairment of investments and assets	**24**	4
Exceptional items	**2 194**	50
Consolidated profit before tax	**3 590**	1 160
Taxation	**(400)**	(397)
Consolidated profit after tax	**3 190**	763
Share of after-tax profit of associated companies	**6 026**	3 177
- Profit before taking into account the following	**4 495**	4 164
- Impairment and amortisation of goodwill	**(403)**	(383)
- Net impairment of investments and assets	**(30)**	-
- Exceptional items	**1 964**	(604)
Group profit after tax	**9 216**	3 940
Minority interest	**(409)**	(335)
Net profit for the year	**8 807**	3 605

Reconciliation of headline earnings:		
Basic earnings - Net profit for the year	**8 807**	3 605
Plus/(minus) – portion attributable to own members:		
- Impairment and amortisation of goodwill	**405**	568
- Net impairment of investments and assets	**23**	(1)
- Exceptional items of a capital nature	**(4 184)**	523
- Net surplus, after taxation, on disposal of property, plant and equipment	**(69)**	(8)
Headline earnings	**4 982**	4 687

EARNINGS AND DIVIDENDS PER SHARE	2005 Cents	2004 Cents
Headline earnings	**1 001.8**	931.3
- Diluted	**998.7**	929.3
Basic earnings	**1 771.0**	716.3
- Diluted	**1 765.4**	714.8
Dividends		
Ordinary	**314.00**	285.00
- Interim	**116.00**	101.00
- Final	**198.00**	184.00
Special	*Note 8*	200.00

ABRIDGED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	2005 R'm	2004 R'm
Balance at 1 April - as previously reported	**29 766**	27 443
Prior year adjustments	**(57)**	(25)
Adjusted balance at 1 April	**29 709**	27 418
Net cumulative opening balance adjustment (AC 133)	**-**	36
Net fair value adjustments for the year (AC 133)	**46**	1 204
Net profit for the year	**8 807**	3 605
Dividends paid	**(2 509)**	(1 316)
Exchange rate adjustments	**239**	(694)
Purchase of shares by wholly-owned subsidiary (treasury shares)	**(1 235)**	(295)
Net shares purchased by The Remgro Share Trust*	**(24)**	(17)
Other	**(73)**	(232)
Balance at 31 March	**34 960**	29 709

**Also accounted for as treasury shares*

ABRIDGED CONSOLIDATED CASH FLOW STATEMENT

	2005 R'm	2004 R'm
Cash flow from operating activities	**1 764**	1 678
Taxation paid	**(546)**	(363)
Dividends received	**2 453**	1 718
Cash available from operating activities	**3 671**	3 033
Dividends paid	**(2 642)**	(1 438)
Net cash inflow from operating activities	**1 029**	1 595
Investing activities	**(2 184)**	(528)
Financing activities	**9**	62
Net increase/(decrease) in cash and cash equivalents	**(1 146)**	1 129
Cash and cash equivalents at the beginning of the year	**3 393**	2 264
Cash and cash equivalents at the end of the year	**2 247**	3 393
Cash and cash equivalents – per balance sheet	**2 372**	3 446
Bank overdraft	**(125)**	(53)

ADDITIONAL INFORMATION

	2005	2004
Number of shares in issue		
- Ordinary shares of 1 cent each	**486 493 650**	486 493 650
- Unlisted B ordinary shares of 10 cents each	**35 506 352**	35 506 352
Total number of shares in issue	**522 000 002**	522 000 002
Ordinary shares repurchased and held in treasury	**(30 521 841)**	(16 442 602)
Ordinary shares held by The Remgro Share Trust and accounted for as treasury shares	**(4 381 159)**	(4 236 087)
	487 097 002	501 321 313
Weighted number of shares	**497 292 403**	503 280 054

In determining the headline and basic earnings per share the weighted number of shares was taken into account.

	2005 R'm	2004 R'm
Listed investments		
Associated		
- Book value	**12 004**	11 014
- Market value	**19 893**	14 413
Other		
- Book value	**1 866**	1 795
- Market value	**1 866**	1 795
Unlisted investments		
Associated		
- Book value	**16 411**	11 723
- Directors' valuation	**31 301**	27 903
Other		
- Book value	**82**	66
- Directors' valuation	**82**	66
Additions to and replacement of property, plant and equipment	**472**	470
Capital commitments	**857**	640
(Including amounts authorised, but not yet contracted for)		
Dividends received		
Dividends included in profit	**81**	28
Dividends from associated companies set off against investments	**2 501**	2 156
Interest received		
From unlisted investments and deposits	**273**	334
(Included in profit)		

ADDITIONAL INFORMATION – (Continued)

	2005 R'm	2004 R'm
Exceptional items		
Exceptional items of subsidiary companies:		
Capital surplus on redemption of debentures by R&R	**2 100**	-
Net capital surplus on the sale of investments and businesses	**45**	50
Other	**49**	-
Total before taxation	**2 194**	50
Taxation	**(8)**	(3)
Total after taxation	**2 186**	47
Share of exceptional items of associated companies	**1 964**	(604)
Grand total	**4 150**	(557)
Attributable to minorities	**(20)**	-
Attributable to own members	**4 130**	(557)

COMMENTS

1. ACCOUNTING POLICIES

The annual financial statements are prepared on the historical cost basis, in accordance with South African Statements of Generally Accepted Accounting Practice, the requirements of the South African Companies Act 1973, as amended, and the Listings Requirements of the JSE Securities Exchange South Africa. These financial statements incorporate accounting policies which are consistent with those of the previous financial year, with the exception of the implementation of the South African Statements of Generally Accepted Accounting Practice, AC 140 (IFRS 3): Business combinations, AC 128 (IAS 36): Impairment of assets, AC 129 (IAS 38): Intangible assets and AC 501: Accounting for secondary taxation on companies (STC).

The accounting policies of associated companies do not in all circumstances correspond with those of the Company. This is mainly due to year-ends of companies that differ, resulting in the later implementation of new accounting standards. No adjustments are made for such differences in accounting policies where it is not practicable.

With effect from 1 April 2005 Remgro will implement International Financial Reporting Standards (IFRS) and in the Group's financial statements for the year ending 31 March 2006 the comparative figures for 2005 will be restated accordingly. In the announcement of the interim results for the six months ending 30 September 2005, which will be presented in terms of IFRS, the effects of these new accounting standards will be fully disclosed.

2. PRIOR YEAR ADJUSTMENTS

Change in accounting policy

AC 140 (IFRS 3): Business combinations and related accounting statements

With effect from 1 April 2004 Remgro adopted AC 140 (IFRS 3), AC 128 (IAS 36) and AC 129 (IAS 38). In terms of the provisions of AC 140, goodwill arising from a business combination for which the agreement date is on or after 31 March 2004, will not be amortised, but be carried at cost less accumulated impairment losses.

As from 1 April 2004 all goodwill that already existed on this date is also treated in accordance with AC 140. All existing goodwill is therefore no longer amortised but carried at cost less accumulated impairment losses. Due to the fact that the comparative figures are not restated under the transitional provisions of AC 140, certain items are not directly comparable on a line-for-line basis with those of the prior year.

AC 501: Accounting for secondary taxation on companies (STC)

In terms of this accounting statement, a deferred tax asset should be recognised for unutilised STC credits to the extent that it is probable that the entity will declare dividends against which the STC credits can be utilised.

Remgro's history regarding dividends received against ordinary dividends paid suggests increasing STC credits over time. It is therefore not likely that Remgro's STC credits will be utilised against ordinary dividends paid in the foreseeable future, and consequently no deferred tax asset has been created for the Company's unutilised STC credits.

A subsidiary company, Medi-Clinic Corporation Limited, has however recognised a deferred tax asset for its unutilised STC credits in terms of AC 501, and its comparative figures for 2004 have been restated accordingly. This has had no effect on Remgro's earnings for the comparative year. The comparative balance sheet has been restated accordingly.

Other adjustments

Restatement of comparative figures in respect of inventories

During the year Transvaal Sugar Limited changed its revenue recognition policy in respect of sugar sales from a seasonal basis to an accrual basis. This had the effect that carry-over sugar inventory, which was previously recognised as revenue, is now accounted for as inventory. The effect on Remgro's 2004 results was a decrease in headline earnings of R32 million. The comparative balance sheet has been restated accordingly.

Restatement of comparative figures in respect of goodwill

As reported above Remgro adopted AC 140 (IFRS 3), AC 128 (IAS 36) and AC 129 (IAS 38) with effect from 1 April 2004. In terms of these accounting standards goodwill is tested annually for any possible impairments, and for this purpose it is allocated to the different cash generating units to which it relates.

Consequently goodwill attributable to investments in associated companies is reported under "Investments – Associated companies" in the 2005 annual financial statements while previously it was reported under "Goodwill and trade marks". The comparative balance sheet has been restated accordingly.

Restatement of prior year figures as a result of the above-mentioned adjustments:

	Year ended 31 March 2004 R'm
Income statement	
Headline earnings as previously reported	4 719
Restatement of comparative figures in respect of inventories	(32)
Restated headline earnings	4 687
Headline earnings per share as previously reported (cents)	937.6
Restated headline earnings per share (cents)	931.3

	R'm
Balance sheet	
Decrease in reserves	(57)
Increase in minority interest	2
Decrease in goodwill and trade marks	(3 192)
Increase in investments - associated companies	3 192
Increase in deferred tax assets	37
Increase in current assets	164
Decrease in deferred tax liability	(28)
Increase in current liabilities	284

3. RESULTS

Headline earnings

Headline earnings for the year to 31 March 2005 increased by 6.3% from R4 687 million to R4 982 million. However, headline earnings per share increased by 7.6% from 931.3 cents to 1 001.8 cents due to the favourable impact of the share repurchase programme.

Currency movements continued to impact the Group's earnings. Due to a stronger but more stable rand, the unfavourable currency impact on translation of R&R Holdings S.A., Luxembourg's (R&R) contribution to headline earnings declined from R520 million in 2004 to R100 million for the year under review as set out in the table below.

Financial year:	2005	2004
Average exchange rate (£/R)	**11.5342**	12.1025
Closing exchange rate at year-end (£/R)	**11.7520**	11.5950
R&R's contribution (£m)	**176**	174
R&R's contribution (Rm)	**2 029**	2 100
Unfavourable currency impact (Rm)	**(100)**	(520)

The contribution of the financial services interests to Remgro's headline earnings increased by 21.6% from R1 394 million in 2004 to R1 695 million. FirstRand and RMBH's combined contribution to headline earnings amounted to R1 172 million (2004: R976 million), while Absa increased its contribution by 23.4% to R517 million (2004: R419 million).

The contribution of the industrial interests increased by 13.1%, mainly as a result of strong performances by Total South Africa, Distell and Medi-Clinic. This was however offset by lower results from Rainbow, Nampak, UBR and Transvaal Sugar.

Mining interest's contribution to headline earnings decreased by 41.3% to R101 million. Trans Hex reported lower results and its contribution to headline earnings decreased to R29 million (2004: R79 million).

Analysis of comparable headline earnings (cents per share)
- Excluding contributions by R&R

	2005	2004
Headline earnings as reported	**1 001.8**	931.3
R&R's contribution	**(408.1)**	(417.3)
Comparable headline earnings after exclusion of the above (+ **15.5%**)	**593.7**	514.0

Basic earnings
Basic earnings per share increased by 147.2% to 1 771.0 cents. Basic earnings reflects the net earnings after impairment and goodwill amortisation and after exceptional items. This increase was mainly due to the surplus realised on the redemption by R&R of debentures (refer to the BAT paragraph in note 7.1) and Remgro's share in the favourable exceptional items of associated companies. The latter mainly comprises the profit realised by BAT following the merger of Brown & Williamson's US businesses with R.J. Reynolds to form a new holding company, Reynolds American Inc., and from the sale of Lane Limited to Reynolds American.

4. INTRINSIC VALUE

Remgro's intrinsic value per share increased by 19.5% from R100.36 at 31 March 2004 to R119.97 at 31 March 2005. Refer to Annexure A for full details.

5. REVENUE

- of the Company and its subsidiaries	**2005 R'm**	2004 R'm
Operating revenue	**9 969**	9 245
Dividends and interest	**2 854**	2 518
Total revenue	**12 823**	11 763

Due to the nature and composition of the Group, segmental analysis in respect of revenue is not meaningful.

6. SOURCE OF HEADLINE EARNINGS

	2005		2004	
	R'm	**%**	R'm	%
Tobacco interests	**2 029**	**41**	**2 100**	45
Financial services	**1 695**	**34**	**1 394**	30
Industrial interests	**1 125**	**22**	**995**	21
Mining interests	**101**	**2**	**172**	3
Corporate finance and other interests	**32**	**1**	**26**	1
	4 982	**100**	**4 687**	100

Restatement of segmental analysis
It should be noted that Remgro changed its segmental analysis from 1 April 2004. Distell Group Limited (Distell) and Medi-Clinic Corporation Limited (Medi-Clinic) are classified as "Industrial interests", while previously they were accounted for as "Trade mark interests" and "Corporate finance and other interests" respectively. Since that date Caxton and CTP Publishers and Printers Limited, which was previously accounted for under "Corporate finance and other interests", is also included in "Industrial interests".

After the restatement, R&R, which represents Remgro's tobacco interests is the only remaining interest under "Trade mark interests". Therefore, the description "Trade mark interests" has been changed to "Tobacco interests". The comparative figures have been restated accordingly.

7. INVESTMENTS

7.1 British American Tobacco Plc (BAT)

Remgro's interest in BAT is represented by its one-third holding of the ordinary shares and debentures, as well as all the participation securities, issued by R&R. This gives Remgro an effective interest of 10.03% in BAT at 31 March 2005. The other two-thirds of the ordinary share capital and debentures of R&R are held by Compagnie Financière Richemont SA (Richemont).

In May 2004, optionholders exercised the call warrants that were issued by R&R in January 2003 in respect of the BAT preference shares. These preference shares were converted into ordinary BAT shares and, as a result, Remgro's effective interest in BAT declined from 9.8% to 9.3%.

On 28 February 2005, Remgro's wholly-owned subsidiary Remgro Investments Limited (Jersey) invested £188.0 million in 19 281 686 participation securities issued by R&R. This was funded by the proceeds of the redemption by R&R of debentures amounting to £564.7 million. Remgro and Richemont received £188.2 million and £376.5 million respectively. The debentures that were redeemed formed part of the consideration received from the Rothmans International merger on 1 October 1995. As set out in the 1996 Rembrandt Group Limited Annual Report, no book value was reflected in the group accounts in respect of the original investment in R&R. As a result, the gross proceeds received by Remgro upon redemption of the debentures has been recorded as an exceptional profit.

The participation securities entitle Remgro to all the rewards and risks of directly owning the same number of ordinary shares in BAT. The participation securities can be redeemed by R&R either by delivery of the appropriate number of BAT ordinary shares on a one-for-one basis, or by the payment by R&R to the holder of the proceeds from the disposal of the appropriate number of BAT ordinary shares.

As Remgro and Richemont hold an interest of one-third and two-thirds respectively in R&R's ordinary share capital, and as the transaction did not affect the total number of BAT shares owned by R&R, Remgro and Richemont, as ordinary shareholders, both surrendered their indirect interest in 19 281 686 ordinary BAT shares on a pro rata basis. At the same time Remgro, as an ordinary shareholder, acquired a one-third interest in the £188.0 million cash obtained by R&R from issuing the participation securities.

The net result was that Remgro's effective interest in BAT increased by 12 854 457 shares at a cost of £124.9 million, excluding transaction costs.

For the year under review, R&R's results included its 29.6% interest of BAT's results for the period up to the conversion of the BAT preference shares into ordinary shares at the beginning of June 2004 at which time its interest was diluted to 27.9%. Subsequent share buy-backs by BAT resulted in R&R's percentage holding rising to 28.1% at 30 September 2004, 28.2% at 31 December 2004 and 28.3% at 31 March 2005. The results for the comparative period reflected R&R's 28.8% effective interest for the six months to 30 September 2003 and its 29.4% interest for the six months to 31 March 2004.

As explained in the 2003 Annual Report, the BAT preference shares, referred to above, were treated as debt instruments since January 2003 and were no longer equity accounted. This also resulted in those debt instruments being revalued to fair value. The movement in the present value of the preference shares was therefore recognised and accounted for accordingly. Remgro's share of the deferred net warrant premium of £30 million was included in equity accounted income during the comparative period to 31 March 2004.

R&R's share of BAT's earnings for the twelve months to 31 March 2005 is based on BAT's results for the year ended 31 December 2004 plus the results for the quarter to 31 March 2005 (now reported under IFRS) less the results for the quarter to 31 March 2004. For this purpose R&R adjusted BAT's results for the quarter to 31 March 2005 to UK accounting practice to be in line with the practice in previous years. Remgro's share of R&R's headline earnings is included in the table below.

	2005 £'m	2004 £'m
Attributable profit of BAT before goodwill and exceptional items	1 698	1 559
Movement in present value of BAT preference shares and dividends	(8)	(42)
Adjusted attributable profit of BAT for the twelve months ended 31 March	**1 690**	1 517
R&R's share of the adjusted attributable profit of BAT:		
- 1 April 2003 to 31 March 2004	-	440
- 1 April 2004 to 28 February 2005	442	-
- 1 March 2005 to 31 March 2005	38	-
Movement in present value of BAT preference shares and dividends	8	42
R&R's other income	38	8
R&R's headline earnings for the year ended 31 March	526	490
Net warrant premium no longer deferred	-	30
R&R's adjusted headline earnings for the year ended 31 March	**526**	520
Remgro's share thereof	**176**	174
	R'm	R'm
Translated at an average £/R rate of 11.5342 (2004: 12.1025)	**2 029**	2 100

BAT's own attributable profit for the twelve months to 31 March 2005, excluding goodwill amortisation and exceptional items, was 9% higher than the previous year at £1 698 million. However, after accounting adjustments to reflect the present value of the preference shares and preference share dividends, BAT's results for 2005 were 11% higher compared to the previous year.

In July 2004, BAT completed the agreement to combine its Brown & Williamson (B&W) US domestic businesses with that of R.J. Reynolds (RJR) under Reynolds American Inc, a new holding company 58% owned by RJR shareholders and 42% by BAT. BAT also sold Lane, its US-based pipe and smoking tobacco business, to Reynolds American for $400 million in cash. As a consequence of the merger, B&W and each of its affiliates (other than Reynolds American Inc and its subsidiaries) will be indemnified by Reynolds American for all existing and future litigation relating to the US tobacco business. BAT expects that the transaction will significantly improve its competitive position in the US domestic market.

BAT - in line with UK accounting practice - included within its equity an amount of £918 million, being the gain on the disposal of subsidiaries and some £216 million in respect of goodwill reinstated on its balance sheet. These items were linked to the deemed disposal of its US operations as a consequence of the Reynolds American transaction. R&R has included its share of the gain on disposal in its profit and loss account for the year to 31 March 2005.

BAT has a 31 December financial year-end. The following commentary is based on the BAT results for the financial year ended 31 December 2004.

BAT's adjusted diluted earnings per share, a good measure of its underlying performance (and which excludes the effects of goodwill amortisation, restructuring costs, disposal of subsidiaries, etc.), grew by 10% to 75.83 pence per share. This reflects the higher operating profit, the reduced effective tax rate, lower minority interests and the positive impact of BAT's share buy-back programme.

BAT's operating profit, before goodwill amortisation and exceptional items, was 2% higher at £2 830 million. These results were adversely affected by average sterling exchange rates strengthening against almost all currencies. At comparable rates of exchange, operating profit, before goodwill and exceptional items, would have risen by 7%, reflecting the benefit from the Ente Tabacchi Italiani S.p.A. (ETI) acquisition at the end of 2003 and a good performance in all regions except America-Pacific.

Further information on BAT's performance in the different regions will be included in the report that will be mailed to shareholders and will then be available on the website.

7.2. Other investments

The most important changes to Remgro's other investments during the year under review were as follows:

Vector Logistics (Proprietary) Limited (Vector)
During the year under review Remgro's subsidiary company, Rainbow Chicken Limited (Rainbow), acquired a 100% share in Vector for R456 million. Vector currently distributes approximately 70% of Rainbow's products.

Henkel South Africa (Proprietary) Limited (Henkel)
During October 2004 Remgro sold its 50% interest in Henkel for R80 million. An after-tax capital surplus of R43.9 million was realised and is accounted for as an exceptional item.

Sage Group Limited (Sage)
During January 2005 Remgro advanced R95.0 million to Sage in order to enable it to settle certain debt instruments. Interest is charged at market-related rates and the loan is repayable by 31 October 2005. Please refer to the Sage paragraph under "Subsequent to the year-end".

Repurchase of Remgro shares
During the year under review, a wholly-owned subsidiary company of Remgro acquired a further 14 079 239 ordinary Remgro shares (2.9% of the ordinary shares) at an average price of R87.69 for a total amount of R1 234.6 million. Together with those shares acquired in previous financial years, a total of 30 521 841 (6.3%) are held as treasury shares.

During the year under review The Remgro Share Trust purchased 660 018 (2004: 711 000) ordinary Remgro shares at an average price of R90.93 (2004: R65.43) for a total amount of R60.0 million (2004: R46.5 million). During the year under review 514 946 shares were delivered to participants against payment thereof.

Subsequent to the year-end:

Absa Group Limited (Absa)
On 5 May 2005, Barclays Bank Plc (Barclays) made an offer to Absa shareholders to acquire a 60% interest in Absa (the Barclays transaction). Remgro entered into an agreement with Barclays whereby Remgro undertook to dispose of all or part of its interest in Absa.

The Barclays transaction will be implemented through two inter-conditional processes:

- a scheme of arrangement in terms of section 311 of the Companies Act, whereby Barclays will acquire 32% of the Absa ordinary shares held by each Absa ordinary shareholder, excluding the Absa Group Limited Share Incentive Scheme Trust and Barclays and its subsidiaries, except to the extent that they hold Absa shares on behalf of third parties; and

- a partial offer by Barclays to acquire an additional 28% of Absa ordinary shares held by each Absa ordinary shareholder.

The consideration amounts to R82.50 per share, plus the entitlement to receive the final dividend of R2.00 per share declared by Absa in respect of its financial year to 31 March 2005.

To the extent that Barclays does not secure sufficient acceptances to reach the required level of a 60% shareholding in Absa, Remgro has agreed to tender additional Absa shares, up to Remgro's total shareholding, as part of the partial offer. Barclays will acquire such additional shares from Remgro on the same terms and conditions as all other Absa shares subject to the Barclays transaction.

The effective date of the disposal will be determined by the operative date of the scheme of arrangement and the record date of the partial offer.

FirstRand Limited (FirstRand)
In May this year, FirstRand announced that all conditions precedent regarding its proposed black economic empowerment (BEE) transaction had been complied with. The operative date of the scheme was 16 May 2005.

In terms of this transaction, FirstRand has bought back approximately 416.2 million ordinary shares on a pro rata basis from all shareholders in the ratio of 7.6 ordinary shares for each 100 ordinary shares held. The price per ordinary share amounted to R12.28 and in terms of this transaction Remgro received R486.0 million on 16 May 2005. At the same time FirstRand issued 119 million ordinary shares to the BEE consortium, with the result that Remgro's direct interest in FirstRand has been diluted from 10.0% to 9.4%.

This transaction also diluted RMB Holdings Limited's (RMBH) interest in FirstRand from 34.4% to 32.2%. After this transaction, Remgro's total interest in FirstRand, including the indirect interest held by RMBH, is 16.8%.

Sage

On 20 May 2005 Momentum Group Limited (Momentum), a wholly-owned subsidiary of FirstRand, announced that it has submitted an offer to acquire all the issued shares in Sage, other than those held by Sage Life Limited, by way of a scheme of arrangement in terms of section 311 of the Companies Act.

The consideration payable in terms of the scheme shall be R634 million, or R1.75 per Sage share, comprising an initial payment of R1.42 per share and a potential subsequent payment of up to a maximum of R0.33 per share. As security for certain potential contingent taxation-related liabilities, an amount of R120 million of the cash consideration will be held in an escrow account. Once the potential tax liabilities have been resolved, the escrow amount will be reduced and the balance will be distributed to Sage shareholders pro rata to their shareholding.

Remgro gave an irrevocable undertaking to Momentum to vote in favour of the proposed scheme and also agreed that the repayment of the R95 million loan to Sage be postponed to 31 October 2005.

8. CASH FLOW AND UTILISATION

The Company's cash resources at 31 March 2005 are as follows:

	Local R'm	Offshore R'm	Total R'm
Per consolidated balance sheet	**2 060**	**312**	**2 372**
Less: Cash from other operating subsidiaries	**(1 278)**	**-**	**(1 278)**
Cash at the centre	**782**	**312**	**1 094**
Attributable share of R&R's cash	**-**	**2 778**	**2 778**
Available cash	**782**	**3 090**	**3 872**

In the light of the 7.6% increase in headline earnings per share, the Board has decided to increase the ordinary dividend per share by 10.2% from 285 cents to 314 cents for the financial year ended 31 March 2005. The increase in the final dividend is 7.6%.

Local cash at the centre may increase substantially subsequent to year-end. Over and above normal cash flows from dividend income, the proceeds of the FirstRand transaction have already been received and those of the Absa and Sage transactions are receivable as soon as all conditions precedent are fulfilled.

It is the Board's intention to also declare a special dividend of 600 cents per share shortly after, and subject to, the Absa transaction being declared unconditional. The salient dates of the special dividend will then be announced by post and on SENS.

On the assumption that the Absa transaction goes ahead and Remgro sells at least 60% of its Absa shares to Barclays, the Group will still have sufficient cash resources to pursue further investment opportunities and to continue its share repurchase programme.

If the special dividend referred to above is also declared, the total distribution to shareholders in respect of the financial year will be R4 771 million and be made up as follows:

(Based on total issued capital)

	2005 **R'm**	2004 R'm
Ordinary		
- Interim	**606**	527
- Final	**1 033**	961
Total	**1 639**	1 488
Special	**3 132**	1 044
	4 771	2 532

DIRECTORATE

Mr P G Steyn retired as a non-executive director with effect from 25 August 2004. The Board would like to thank him for his contribution over many years.

Mr M H Visser, the Chief Executive Officer of Remgro has been acting as Deputy Chairman of the Board. With effect from 22 June 2005, Dr E de la H Hertzog, a non-executive director, will act as Deputy Chairman.

AUDIT REPORT

The annual financial statements have been audited by PricewaterhouseCoopers Inc. and their unqualified audit reports on the comprehensive annual financial statements and the summarised financial statements are available for inspection at the registered office of the Company.

DIVIDEND DECLARATION

Declaration of Dividend No 10

Notice is hereby given that a final dividend of 198 cents (2004: 184 cents) per share has been declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each, for the financial year ended 31 March 2005.

Dates of importance

Last day to trade in order to participate in the final dividend	Friday, 12 August 2005
Trading on or after this date will be ex the final dividend	Monday, 15 August 2005
Record date	Friday, 19 August 2005
Payment date	Monday, 22 August 2005

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 15 August 2005, and Friday, 19 August 2005, both days inclusive.

The Annual Report will be posted to members during July 2005.

Signed on behalf of the Board of Directors.

Johann Rupert
Chairman

Thys Visser
Chief Executive Officer / Deputy Chairman

Stellenbosch
21 June 2005

DIRECTORATE

Non-executive directors
Johann Rupert *(Chairman)*,
P E Beyers, G D de Jager*, J W Dreyer, P K Harris*,
E de la H Hertzog, E Molobi*, J F Mouton*,
D Prins*, F Robertson*
*(*Independent)*

Executive directors
M H Visser *(Chief Executive Officer/ Deputy Chairman)*,
W E Bührmann, D M Falck, J A Preller (Mrs), T van Wyk

CORPORATE INFORMATION

Secretary
M Lubbe (Mrs)

Listing
JSE Securities Exchange South Africa
Sector: Financial – Investment Companies

American depositary receipt (ADR) program
Cusip number 75956M107 ADR to ordinary share 1 : 1

Depositary
The Bank of New York, 101 Barclay Street, New York NY 10286

Business address and registered office
Carpe Diem Office Park, Quantum Street, Techno Park, Stellenbosch 7600
(P O Box 456, Stellenbosch 7599)

Transfer Secretaries
Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street,
Johannesburg 2001
(P O Box 61051, Marshalltown 2107)

Auditors
PricewaterhouseCoopers Inc.
Stellenbosch

Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

Website
www.remgro.com

ANNEXURE A

INTRINSIC NET ASSET VALUE

	Notes	Shares held million	Stock exchange closing price	£'m	Exchange rate	31 March 2005 R'm	31 March 2004 R'm
Tobacco interests							
R&R Holdings				2 235.9	11.7520	26 276	23 517
- BAT ordinary shares	1	214.3	933.0	1 999.4			
- Cash and dividends receivable	2			236.4			
- Other net assets				0.1			
Financial services							
FirstRand		520.7	1 333			6 941	5 113
RMB Holdings		274.1	2 143			5 874	4 087
Absa Group		61.4	7 540			4 629	2 863
Sage Group		65.0	185			120	111
Sagecor						26	11
Industrial interests							
Medi-Clinic Corporation		178.6	1 530			2 732	2 143
Unilever Bestfoods Robertsons						1 711	1 754
Distell Group		58.7	2 395			1 405	909
Nampak		86.8	1 580			1 371	1 150
Total South Africa						1 187	933
Rainbow Chicken		172.8	650			1 124	942
Transvaal Sugar						1 028	1 073
Air Products South Africa						606	605
Dorbyl		14.1	3 000			422	260
Wispeco						304	268
Henkel South Africa						-	75
Caxton		7.8	1 145			89	69
Mining interests							
Implats		3.3	52 500			1 751	1 720
Trans Hex Group		30.2	1 750			529	823
Gencor		38.0	15			6	5
Other interests							
Sundry investments and loans						72	72
Other net assets						283	98
Cash at the centre							
- Local	2					782	2 147
- Offshore	2			26.6	11.7520	312	3
Intrinsic net asset value						59 580	50 751
Potential CGT liability	3					(1 141)	(439)
Intrinsic net asset value after tax						58 439	50 312
Issued shares after deduction of shares repurchased and the shares in The Remgro Share Trust (million)						487.1	501.3
INTRINSIC VALUE PER SHARE						R119.97	R100.36

Notes

1. This represents Remgro's effective interest of 10.03% in BAT Plc.
2. Cash at the centre excludes cash held by subsidiaries and associated companies that are separately valued above.
3. The potential capital gains tax (CGT) liability, which is unaudited, is calculated at an effective rate of 14.5% on the specific identification method using the most favourable calculation for investments acquired before 1 October 2001 and also taking into account the corporate relief provisions.
4. The listed investments are valued at stock exchange prices and unlisted investments at directors' valuation.